TENNYSON
NETWORKS LIMITED

ACN 009 805 298

30 January 2002

By Facsimile
0015 1 202 942 9624
3 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



02002800

SUPPL

02 JAN 30 AM 8:05

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX dated 30 January 2002.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

Enclosure

dlw 1/31

Tel: 61 3 8558 0424
Fax: 61 3 8558 0484
email: tny@tennyson.com.au
14 Business Park Drive, Notting Hill,
Victoria 3168 Australia



MEDIA RELEASE

TENNYSON ADOPTS NEW BUSINESS PLAN

AIMS TO BOOST REVENUE AND ACHIEVE PROFITABILITY

Melbourne, January 30, 2002 – Tennyson Networks (ASX: TNY) today announced that the Board of Directors had endorsed a new business plan designed to more than double the revenue of the past six months as well as achieve operating profitability and positive cashflow by the end of this financial year.

Tennyson chairman, Mr Harvey Parker, said the new business plan would build on the progress achieved since the company undertook comprehensive restructuring and re-capitalisation last year.

With the recent introduction of new software applications, Tennyson's award-winning SOX (Smart Office eXchange) business communications solution is no longer a single product. Instead it has become a platform for a diverse range of voice and data convergence solutions that address wider market niches and create new revenue opportunities. As a result, Tennyson is attracting interest from larger distribution companies that sell into these new markets.

"Having identified wider distribution and new revenue opportunities in late 2001, the key thrust now is to continue focusing on the factors needed to generate the forecast revenues," Mr Parker said. "As these changes bear fruit we expect revenue to multiply and that should allow us to be operating profitably with positive cashflow by the end of this financial year."

The main elements of the new business plan focus on changes to the company's distribution model and the broadening of the product portfolio. These factors will be supported by a number of improvements to internal processes and programs.

In the past Tennyson has relied on a network of small resellers to push SOX, mostly to small businesses around Australia.

The company has now decided to appoint Premium Resellers that can achieve much higher sales volumes by selling SOX-based solutions. Initially they will be in Queensland, Victoria and NSW. Negotiations are currently underway to formalize these arrangements. Tennyson has also embarked on a strategy of selling direct to end-user customers in conjunction with commission-based independent sales agents and specialist communications marketing firms.

International sales activity is also increasing with the appointment of New World Telecommunications in the UK as Tennyson's master distributor for the British market. NWT is preparing to launch a concerted marketing campaign for SOX. Over the next few weeks NWT will begin an advertising campaign coupled with SOX seminars and trade show promotions. Already the company has identified a number of major sales opportunities that it is aggressively pursuing with large British organisations.

About Tennyson Networks Limited

Tennyson Networks Limited (ASX: TNY), through its wholly owned subsidiary Tennyson Technologies Pty Ltd, is a leader in the design, development, marketing and support of advanced communications products for information-centric businesses. Tennyson is a global pioneer of data/voice convergence technology and provides a complete business communications solution encompassing a Computer Telephony Integration (CTI) platform, Integrated Voice Response (IVR), unified communications and messaging, fax and remote access. Tennyson's award-winning Smart Office eXchange (SOX) platform has received international recognition at the prestigious Cebit event in Europe and CTI Expo in the US, where it was judged "Best of Show". Tennyson continues to build on the SOX platform with new applications, including the Virtual Phone, an intuitive GUI PC-based telephony PBX system with advanced functionality and PowerSOX, a custom contact centre solution with extensive Automatic Call Distributor (ACD) and outbound dialing features. A number of third party applications have also been integrated into the SOX platform. Tennyson is based in Australia, with offices in Melbourne and Sydney, as well as international distributors in the United Kingdom, New Zealand, Korea, South Africa and Israel.-SOX products have been sold in 22 countries.

Tennyson Contact:
Leigh Coleman
Tel: (03) 8558 0407
Email: lcoleman@tennyson.com.au

Media Contact:
Jeff Bird
Tel: (02) 9954 0555
Email: Jeff@birdhillpr.com